November 4, 2021

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duke Energy Progress, LLC

Duke Energy Progress NC Storm Funding LLC

Registration Statement on

Form SF-1 (File Nos. 333-259315 and 333-259315-01)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Duke Energy Progress, LLC’s and Duke Energy Progress NC Storm Funding LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 8, 2021 at 9:00 a.m. E.S.T., or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of the Preliminary Prospectus: November 1, 2021

(ii)	Anticipated dates of distribution: November 8, 2021 to November 17, 2021

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBC Capital Markets, LLC

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

By:	/s/ Keith Helwig

Name:	Keith Helwig
Title:	Authorized Signatory

Citigroup Global Markets Inc.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Director

On behalf of each of the Underwriters